ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Wednesday, February 1, 2006, Vancouver, B.C.

 Symbol:“AKV”: TSX Venture Exchange

         SEC Form 20F Registration CIK:  1194506

Symbol:  Pink Sheets:  “AXVEF”

ACREX SECURES OPTION RIGHTS ON 25,000 HECTARES

OF MINERAL CLAIMS IN CENTRAL CARIBOO, BC

Acrex Ventures Ltd. (“Acrex”) has signed a Letter of Intent with a prospector (“Optionor”) giving it a right to negotiate option agreements on large parcels of mineral claims, covering a total of approximately 25,000 hectares (approximately 61,775 acres), in the central Cariboo area of British Columbia.  Acrex obtained the rights by paying the costs of filing mineral claims over the areas by the Optionor.  The letter of intent anticipates that Acrex will sign one or more formal option agreements with the Optionor prior to July 31, 2006 - each option agreement to cover a portion of the claims.  In the interim Acrex will have the right to inspect the areas covered by the claims to enable it to determine which areas it wishes to option.  An option agreement, if signed, will require Acrex to pay cash and issue shares to the Optionor in instalments over a period of years and reserve a 2.5% net smelter return royalty in his favour, with Acrex having the right to purchase back up to 1.5% net smelter returns.  Included in one of the options will be a previously existing mineral claim owned by the Optionor covering approximately 77.5 hectares.

The properties lie within a 110 km (69 mile) long by 10 km (6 mile) wide belt located south of the town of Vanderhoof in central British Columbia. Prospecting by the Optionor has located several iron oxide mineral showings along this belt that carry copper, gold and silver values. A grab sample from one of the showings was assayed by the Optionor and found to carry 2.02% Copper and 0.1 g/tonne gold.  A nearby sample carried 0.37% cobalt.  A boulder found in a second area assayed 1.89% copper.  The technical information has been reviewed by Company Director Art Troup, P.Eng. (Geological).

Acrex plans to have its consulting geologists carry out a preliminary examination of the properties early in the spring.  Acrex’s decision to proceed with one or more option agreements, and its planned work programs for the properties, will be determined by the recommendations of the consulting geologists..

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

“T.J. Malcolm Powell”

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.